MTU Aero Engines

RECEIVED
2007 AUG 24 A 2:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY COURIER

07026212

SUPPL

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington, DC 20549

München, 20.08.2007

MTU Aero Engines Holding AG: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

With reference to the exemption from registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to a foreign private issuer pursuant to Rule 12g3-2(b) thereunder, we hereby furnish the following documents to the Securities and Exchange Commission (the "SEC"):

a) Notification of securities transactions by a member of the management board, dated July 26, 2007

b) Notification of securities transactions by a member of the supervisory board, dated July 31, 2007

c) Notification of securities transactions by a member of the supervisory board, dated August 1, 2007

PROCESSED
AUG 28 2007
THOMSON FINANCIAL

d) Notification of securities transactions by a member of the management board, dated August 2, 2007

e) Notification of securities transactions by a member of the management board, dated August 3, 2007

f) Notification of the sale of a major shareholding in the company published at DGAP (Deutsche Gesellschaft für Ad-hoc-Publizität) on August 3, 2007

g) Notification of securities transactions by a member of the management board, dated August 9, 2007

8/27

MTU Aero Engines Holding AG
Postfach 50 06 40
80976 München - Deutschland
Lieferanschrift:
Dachauer Straße 665
80995 München - Deutschland
Tel. +49 89 1489-0
Fax +49 89 1489-5500
www.mtu.de

Sitz der Gesellschaft:
München
Handelsregister:
München, HRB Nr. 157206
Steuer-Nr.: 143/103/20073
USt-IdNr.: DE 814400965

Bankverbindung:
Deutsche Bank AG, München
Bankleitzahl: 700 700 10
Konto-Nr.: 194 13 01

Vorstand:
Udo Stark, Vorsitzender
Bernd Kessler
Dr. Rainer Martens
Reiner Winkler
Vorsitzender des Aufsichtsrats:
Johannes P. Huth

h) Notification of the sale of a major shareholding in the company published at DGAP (Deutsche Gesellschaft für Ad-hoc-Publizität) on August 17, 2007

i) Notification of the purchase of about 1 Million own shares published at DGAP (Deutsche Gesellschaft für Ad-hoc-Publizität) on August 20, 2007

The information furnished pursuant to this letter is being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject MTU Aero Engines Holding AG to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that MTU Aero Engines Holding AG is subject to the Exchange Act.

If you have any question or comment in connection with the information furnished, please call the undersigned at +49-89-1489-3804.

Very truly yours,

Ulrich Passow
General Counsel
Encl.

FERINO, Petra

Von: newsroom@dgap.de
Gesendet: Mittwoch, 1. August 2007 17:10
An: FERINO, Petra
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung


EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Verbreitungsnetzwerk

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Director's-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

-

Angaben zum Mitteilungspflichtigen
Firma: Udo Stark Vermögensverwaltungs KG c/o MTU Aero Engines Holding AG

Person mit Führungsaufgabe welche die Mitteilungspflicht der juristischen Person auslöst
Angaben zur Person mit Führungsaufgaben
Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: Aktie
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Verkauf
Datum: 26.07.2007
Kurs/Preis: 48,9866
Währung: EUR
Stückzahl: 3773,00
Gesamtvolumen: 184826,44
Ort: außerbörslich

Zu veröffentlichende Erlä uterung:

Es handelt sich um die Ausführung einer der wöchentlichen Tranchen des mit DGAP-Meldung vom 19.06.2007 veröffentlichten bedingten Verkaufs vom 14.06.2007.

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 01.08.2007

ID 2994

-

Ende der Mitteilung

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

	Verbreitungssystem	Einspeisung
	Bloomberg	01.08.2007 17:08
	Reuters	01.08.2007 17:08
vwd:	vwd	01.08.2007 17:08

Auswahl aus dem deutschen Medienbündel:

Medium	Zuleitung

Dow Jones	01.08.2007 17:08
dpa-afx	01.08.2007 17:08
dgap.de	01.08.2007 17:08
FTD	01.08.2007 17:08

Europäsiche Medien:

Land	Medium	Zuleitung
Belgien	L'Echo	01.08.2007 17:08
Belgien	De Tijd	01.08.2007 17:08
Belgien	Belga	01.08.2007 17:08
Bulgarien	Pari	01.08.2007 17:08
Bulgarien	econ.bg	01.08.2007 17:08
Bulgarien	BTA	01.08.2007 17:08
Dänemark	Borsen	01.08.2007 17:08
Dänemark	ErhvervsBladet	01.08.2007 17:08
Estland	Postimees	01.08.2007 17:08
Estland	Eesti Ekspress	01.08.2007 17:08
Estland/Lettland/Litauen	BNS	01.08.2007 17:08
Finnland	Kauppalehti Oy	01.08.2007 17:08
Finnland	Helsingin Sanomat	01.08.2007 17:08
Frankreich	Les Echos	01.08.2007 17:08
Frankreich	boursier.com	01.08.2007 17:08
Frankreich	AFP	01.08.2007 17:08
Griechenland	Express	01.08.2007 17:08
Griechenland	Reporter.gr	01.08.2007 17:08

	Griechenland	ANA	01.08.2007 17:08
	Großbritannien	The Financial Times	01.08.2007 17:08
	Großbritannien	FT.com	01.08.2007 17:08
	Großbritannien/Irland	Press Association	01.08.2007 17:08
	Irland	Irish Independent	01.08.2007 17:08
	Irland	The Irish Times	01.08.2007 17:08
	Island	Vidskiptabladid	01.08.2007 17:08
	Island	mbl.is	01.08.2007 17:08
	Italien	Il Sole 24 Ore	01.08.2007 17:08
	Italien	AGI	01.08.2007 17:08
	Kroatien	Poslovni dnevnik	01.08.2007 17:08
	Kroatien	Banka magazine	01.08.2007 17:08
	Kroatien	Hina	01.08.2007 17:08
	Lettland	Dienas Bizness	01.08.2007 17:08
	Lettland	FinanceNet	01.08.2007 17:08
	Liechtenstein	Liechtensteiner Volksblatt	01.08.2007 17:08
	Liechtenstein	Radio Liechtenstein	01.08.2007 17:08
	Litauen	Verslo Zinios	01.08.2007 17:08
	Luxemburg	Luxemburger Wort	01.08.2007 17:08
	Luxemburg	wort.lu	01.08.2007 17:08
	Malta	Independent	01.08.2007 17:08
	Malta	The Times of Malta	01.08.2007 17:08
	Niederlande	Financieele Dagblad	01.08.2007 17:08
	Niederlande	IEX.nl	01.08.2007 17:08

	Niederlande	ANP	01.08.2007 17:08
	Norwegen	aftenposten.no	01.08.2007 17:08
	Norwegen	Aftenposten	01.08.2007 17:08
	Norwegen	NTB	01.08.2007 17:08
	Polen	Gazeta Prawna	01.08.2007 17:08
	Polen	Parkiet	01.08.2007 17:08
	Polen	PAP	01.08.2007 17:08
	Portugal	Expresso	01.08.2007 17:08
	Portugal	Lusa	01.08.2007 17:08
	Portugal	Diario Economico	01.08.2007 17:08
	Rumänien	Capital	01.08.2007 17:08
	Rumänien	Ziarul financiar	01.08.2007 17:08
	Rumänien	Rompres	01.08.2007 17:08
	Schweden	*Dagens Industri*	01.08.2007 17:08
	Schweden	e24	01.08.2007 17:08
	Schweden	TT	01.08.2007 17:08
	Schweiz	AWP	01.08.2007 17:08
	Schweiz	Finanz und Wirtschaft	01.08.2007 17:08
	Schweiz	finanzinfo.ch	01.08.2007 17:08
	Skandinavien / Baltikum	OMX Group	01.08.2007 17:08
	Slowakei	Hospodarske noviny	01.08.2007 17:08
	Slowakei	oPeniazoch	01.08.2007 17:08
	Slowakei	TASR	01.08.2007 17:08
	Slowenien	Finance	01.08.2007 17:08

Slowenien	Kapital (not daily)	01.08.2007 17:08
Slowenien	STA	01.08.2007 17:08
Spanien	La Gacetta	01.08.2007 17:08
Spanien	CincoDias	01.08.2007 17:08
Spanien	EFE	01.08.2007 17:08
Tschechische Republik	Hospodarske Noviny	01.08.2007 17:08
Tschechische Republik	hn.ihned.cz	01.08.2007 17:08
Tschechische Republik	CTK	01.08.2007 17:08
Ungarn	MTI	01.08.2007 17:08
Ungarn	magyartokepiac.hu	01.08.2007 17:08
Ungarn	Magyar Tokepiac	01.08.2007 17:08
Zypern	xak.com	01.08.2007 17:08
Zypern	CNA	01.08.2007 17:08
Zypern	Financial Mirror	01.08.2007 17:08
Österreich	WirtschaftsBlatt	01.08.2007 17:08
Österreich	wirtschaftsblatt.at	01.08.2007 17:08
Österreich	APA	01.08.2007 17:08

FERINO, Petra

RECEIVED

2007 AUG 24 A 2:39

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Von: newsroom@dgap.de

Gesendet: Donnerstag, 2. August 2007 17:09

An: FERINO, Petra

Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung



EquityStory AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Mitteilung (Englisch)

Verbreitungsnetzwerk

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Director's-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

Angaben zum Mitteilungspflichtigen
Name: Steffens Dr.
Vorname: Klaus
Firma: c/o MTU Aero Engines Holding AG

Funktion: Verwaltungs- oder Aufsichtsorgan

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: MTU Aero Engines Holding AG Namens-Aktie o.N.
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Verkauf
Datum: 31.07.2007
Kurs/Preis: 49,00
Währung: EUR
Stückzahl: 5000,00
Gesamtvolumen: 245000,00
Ort: Xetra

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 02.08.2007

ID 3007

-

Ende der Mitteilung

Announcement

Notification concerning transactions by persons performing managerial
responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.

-

Details of the person subject to the disclosure requirement
Last name: Steffens Dr.
First name: Klaus
Company: c/o MTU Aero Engines Holding AG

Position: Member of an administrative or supervisory body

Information about the transaction with duty of notification

Description of the financial instrument: MTU Aero Engine Holding AG Ordinary Shares
ISIN/WKN of the financial instrument: DE000A0D9PT0
Type of transaction: Sale
Date: 31.07.2007
Price: 49.00
Currency: EUR
No. of items: 5000.00
Total amount traded: 245000.00
Place: Xetra

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

End of Directors' Dealings Notification (c) DGAP 02.08.2007

ID 3007

-

End of news

DGAP regulatory service
DGAP regualtory service is a service of DGAP mbH a company of EquityStory AG. EquityStory AG is not liable for inaccuracies or delays in contents or any system failures. EquityStory AG´s Standard Terms and Conditions apply. If you want to pass on, save or use the contents of DGAP mbH´s services commercially, please contact our news distribution at ph: +49(0)89 210298-33.

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

Verbreitungssystem	Einspeisung
Bloomberg	02.08.2007 17:06
Reuters	02.08.2007 17:06
vwd	02.08.2007 17:06

Auswahl aus dem deutschen Medienbündel:

Medium	Zuleitung
Dow Jones	02.08.2007 17:06
dpa-afx	02.08.2007 17:06
dgap.de	02.08.2007 17:06
FTD	02.08.2007 17:06

Europäsiche Medien:

Land	Medium	Zuleitung

Belgien	L'Echo	02.08.2007 17:06
Belgien	De Tijd	02.08.2007 17:06
Belgien	Belga	02.08.2007 17:06
Bulgarien	Pari	02.08.2007 17:06
Bulgarien	econ.bg	02.08.2007 17:06
Bulgarien	BTA	02.08.2007 17:06
Dänemark	Borsen	02.08.2007 17:06
Dänemark	ErhvervsBladet	02.08.2007 17:06
Estland	Postimees	02.08.2007 17:06
Estland	Eesti Ekspress	02.08.2007 17:06
Estland/Lettland/Litauen	BNS	02.08.2007 17:06
Finnland	Kauppalehti Oy	02.08.2007 17:06
Finnland	Helsingin Sanomat	02.08.2007 17:06
Frankreich	Les Echos	02.08.2007 17:06
Frankreich	boursier.com	02.08.2007 17:06
Frankreich	AFP	02.08.2007 17:06
Griechenland	Express	02.08.2007 17:06
Griechenland	Reporter.gr	02.08.2007 17:06
Griechenland	ANA	02.08.2007 17:06
Großbritannien	The Financial Times	02.08.2007 17:06
Großbritannien	FT.com	02.08.2007 17:06
Großbritannien/Irland	Press Association	02.08.2007 17:06
Irland	Irish Independent	02.08.2007 17:06
Irland	The Irish Times	02.08.2007 17:06

	Island	Vidskiptabladid	02.08.2007 17:06
	Island	mbl.is	02.08.2007 17:06
	Italien	Il Sole 24 Ore	02.08.2007 17:06
	Italien	AGI	02.08.2007 17:06
	Kroatien	Poslovni dnevnik	02.08.2007 17:06
	Kroatien	Banka magazine	02.08.2007 17:06
	Kroatien	Hina	02.08.2007 17:06
	Lettland	Dienas Bizness	02.08.2007 17:06
	Lettland	FinanceNet	02.08.2007 17:06
	Liechtenstein	Liechtensteiner Volksblatt	02.08.2007 17:06
	Liechtenstein	Radio Liechtenstein	02.08.2007 17:06
	Litauen	Verslo Zinios	02.08.2007 17:06
	Luxemburg	Luxemburger Wort	02.08.2007 17:06
	Luxemburg	wort.lu	02.08.2007 17:06
	Malta	Independent	02.08.2007 17:06
	Malta	The Times of Malta	02.08.2007 17:06
	Niederlande	Financieele Dagblad	02.08.2007 17:06
	Niederlande	IEX.nl	02.08.2007 17:06
	Niederlande	ANP	02.08.2007 17:06
	Norwegen	aftenposten.no	02.08.2007 17:06
	Norwegen	Aftenposten	02.08.2007 17:06
	Norwegen	NTB	02.08.2007 17:06
	Polen	Gazeta Prawna	02.08.2007 17:06
	Polen	Parkiet	02.08.2007 17:06

Polen	PAP	02.08.2007 17:06
Portugal	Expresso	02.08.2007 17:06
Portugal	Lusa	02.08.2007 17:06
Portugal	Diario Economico	02.08.2007 17:06
Rumänien	Capital	02.08.2007 17:06
Rumänien	Ziarul financiar	02.08.2007 17:06
Rumänien	Rompres	02.08.2007 17:06
Schweden	Dagens Industri	02.08.2007 17:06
Schweden	e24	02.08.2007 17:06
Schweden	TT	02.08.2007 17:06
Schweiz	AWP	02.08.2007 17:06
Schweiz	Finanz und Wirtschaft	02.08.2007 17:06
Schweiz	finanzinfo.ch	02.08.2007 17:06
Skandinavien / Baltikum	OMX Group	02.08.2007 17:06
Slowakei	Hospodarske noviny	02.08.2007 17:06
Slowakei	oPeniazoch	02.08.2007 17:06
Slowakei	TASR	02.08.2007 17:06
Slowenien	Finance	02.08.2007 17:06
Slowenien	Kapital (not daily)	02.08.2007 17:06
Slowenien	STA	02.08.2007 17:06
Spanien	La Gacetta	02.08.2007 17:06
Spanien	CincoDias	02.08.2007 17:06
Spanien	EFE	02.08.2007 17:06
Tschechische Republik	Hospodarske Noviny	02.08.2007 17:06

Tschechische Republik	hn.ihned.cz	02.08.2007 17:06
Tschechische Republik	CTK	02.08.2007 17:06
Ungarn	MTI	02.08.2007 17:06
Ungarn	magyartokepiac.hu	02.08.2007 17:06
Ungarn	Magyar Tokepiac	02.08.2007 17:06
Zypern	xak.com	02.08.2007 17:06
Zypern	CNA	02.08.2007 17:06
Zypern	Financial Mirror	02.08.2007 17:06
Österreich	WirtschaftsBlatt	02.08.2007 17:06
Österreich	wirtschaftsblatt.at	02.08.2007 17:06
Österreich	APA	02.08.2007 17:06

FERINO, Petra

Von: newsroom@dgap.de
Gesendet: Dienstag, 7. August 2007 17:07
An: FERINO, Petra
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung


EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Mitteilung (Englisch)

Verbreitungsnetzwerk

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Director's-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

-

Angaben zum Mitteilungspflichtigen
Name: Keller
Vorname: Michael
Firma: MTU Aero Engines Holding AG

Funktion: Verwaltungs- oder Aufsichtsorgan

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: MTU Aero Engines Holding AG Namensaktien o.N.
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Verkauf
Datum: 01.08.2007
Kurs/Preis: 50,508872
Währung: EUR
Stückzahl: 10000,00
Gesamtvolumen: 505088,72
Ort: Xetra

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 66 5
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 07.08.2007

ID 3032

-

Ende der Mitteilung

Announcement

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.

-

Details of the person subject to the disclosure requirement
Last name: Keller
First name: Michael
Company: MTU Aero Engines Holding AG

Position: Member of an administrative or supervisory body

Information about the transaction with duty of notification

Description of the financial instrument: MTU Aero Engines Holding AG Ordinary Shares
ISIN/WKN of the financial instrument: DE000A0D9PT0
Type of transaction: Sale
Date: 01.08.2007
Price: 50.508872
Currency: EUR
No. of items: 10000.00
Total amount traded: 505088.72
Place: Xetra

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

End of Directors' Dealings Notification (c) DGAP 07.08.2007

ID 3032

End of news

DGAP regulatory service

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

Verbreitungssystem	Einspeisung
Bloomberg	07.08.2007 17:04
Reuters	07.08.2007 17:04
vwd	07.08.2007 17:04

Auswahl aus dem deutschen Medienbündel:

Medium	Zuleitung
Dow Jones	07.08.2007 17:04
dpa-afx	07.08.2007 17:04
dgap.de	07.08.2007 17:04
FTD	07.08.2007 17:04

Europäsiche Medien:

Land	Medium	Zuleitung

Belgien	L'Echo	07.08.2007 17:04
Belgien	De Tijd	07.08.2007 17:04
Belgien	Belga	07.08.2007 17:04
Bulgarien	Pari	07.08.2007 17:04
Bulgarien	econ.bg	07.08.2007 17:04
Bulgarien	BTA	07.08.2007 17:04
Dänemark	Borsen	07.08.2007 17:04
Dänemark	ErhvervsBladet	07.08.2007 17:04
Estland	Postimees	07.08.2007 17:04
Estland	Eesti Ekspress	07.08.2007 17:04
Estland/Lettland/Litauen	BNS	07.08.2007 17:04
Finnland	Kauppalehti Oy	07.08.2007 17:04
Finnland	Helsingin Sanomat	07.08.2007 17:04
Frankreich	Les Echos	07.08.2007 17:04
Frankreich	boursier.com	07.08.2007 17:04
Frankreich	AFP	07.08.2007 17:04
Griechenland	Express	07.08.2007 17:04
Griechenland	Reporter.gr	07.08.2007 17:04
Griechenland	ANA	07.08.2007 17:04
Großbritannien	The Financial Times	07.08.2007 17:04
Großbritannien	FT.com	07.08.2007 17:04
Großbritannien/Irland	Press Association	07.08.2007 17:04
Irland	Irish Independent	07.08.2007 17:04
Irland	The Irish Times	07.08.2007 17:04

Island	Vidskiptabladid	07.08.2007 17:04
Island	mbl.is	07.08.2007 17:04
Italien	Il Sole 24 Ore	07.08.2007 17:04
Italien	AGI	07.08.2007 17:04
Kroatien	Poslovni dnevnik	07.08.2007 17:04
Kroatien	Banka magazine	07.08.2007 17:04
Kroatien	Hina	07.08.2007 17:04
Lettland	Dienas Bizness	07.08.2007 17:04
Lettland	FinanceNet	07.08.2007 17:04
Liechtenstein	Liechtensteiner Volksblatt	07.08.2007 17:04
Liechtenstein	Radio Liechtenstein	07.08.2007 17:04
Litauen	Verslo Zinios	07.08.2007 17:04
Luxemburg	Luxemburger Wort	07.08.2007 17:04
Luxemburg	wort.lu	07.08.2007 17:04
Malta	Independent	07.08.2007 17:04
Malta	The Times of Malta	07.08.2007 17:04
Niederlande	Financieele Dagblad	07.08.2007 17:04
Niederlande	IEX.nl	07.08.2007 17:04
Niederlande	ANP	07.08.2007 17:04
Norwegen	aftenposten.no	07.08.2007 17:04
Norwegen	Aftenposten	07.08.2007 17:04
Norwegen	NTB	07.08.2007 17:04
Polen	Gazeta Prawna	07.08.2007 17:04
Polen	Parkiet	07.08.2007 17:04

	Polen	PAP	07.08.2007 17:04
	Portugal	Expresso	07.08.2007 17:04
	Portugal	Lusa	07.08.2007 17:04
	Portugal	Diario Economico	07.08.2007 17:04
	Rumänien	Capital	07.08.2007 17:04
	Rumänien	Ziarul financiar	07.08.2007 17:04
	Rumänien	Rompres	07.08.2007 17:04
	Schweden	Dagens Industri	07.08.2007 17:04
	Schweden	e24	07.08.2007 17:04
	Schweden	TT	07.08.2007 17:04
	Schweiz	AWP	07.08.2007 17:04
	Schweiz	Finanz und Wirtschaft	07.08.2007 17:04
	Schweiz	finanzinfo.ch	07.08.2007 17:04
	Skandinavien / Baltikum	OMX Group	07.08.2007 17:04
	Slowakei	Hospodarske noviny	07.08.2007 17:04
	Slowakei	oPeniazoch	07.08.2007 17:04
	Slowakei	TASR	07.08.2007 17:04
	Slowenien	Finance	07.08.2007 17:04
	Slowenien	Kapital (not daily)	07.08.2007 17:04
	Slowenien	STA	07.08.2007 17:04
	Spanien	La Gacetta	07.08.2007 17:04
	Spanien	CincoDias	07.08.2007 17:04
	Spanien	EFE	07.08.2007 17:04
	Tschechische Republik	Hospodarske Noviny	07.08.2007 17:04

Tschechische Republik	hn.ihned.cz	07.08.2007 17:04
Tschechische Republik	CTK	07.08.2007 17:04
Ungarn	MTI	07.08.2007 17:04
Ungarn	magyartokepiac.hu	07.08.2007 17:04
Ungarn	Magyar Tokepiac	07.08.2007 17:04
Zypern	xak.com	07.08.2007 17:04
Zypern	CNA	07.08.2007 17:04
Zypern	Financial Mirror	07.08.2007 17:04
Österreich	WirtschaftsBlatt	07.08.2007 17:04
Österreich	wirtschaftsblatt.at	07.08.2007 17:04
Österreich	APA	07.08.2007 17:04

FERINO, Petra

Von: newsroom@dgap.de
Gesendet: Mittwoch, 8. August 2007 17:05
An: FERINO, Petra
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung


EquityStory AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Verbreitungsnetzwerk

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Director's-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

-

Angaben zum Mitteilungspflichtigen
Firma: Udo Stark Vermögensverwaltungs KG c/o MTU Aero Engines Holding AG

Person mit Führungsaufgabe welche die Mitteilungspflicht der juristischen Person auslöst
Angaben zur Person mit Führungsaufgaben
Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: Aktie
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Verkauf
Datum: 02.08.2007
Kurs/Preis: 48,9866
Währung: EUR
Stückzahl: 3773
Gesamtvolumen: 184826,44
Ort: außerbörslich

Zu veröffentlichende Erläute rung:

Es handelt sich um die Ausführung einer der wöchentlichen Tranchen des mit DGAP-Meldung vom 19.6.2007 veröffentlichten bedingten Verkaufs vom 14.6.2007.

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 08.08.2007

ID 3054

-

Ende der Mitteilung

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

	Verbreitungssystem	Einspeisung
	Bloomberg	08.08.2007 17:02
	Reuters	08.08.2007 17:02
vwd:	vwd	08.08.2007 17:02

Auswahl aus dem deutschen Medienbündel:

Medium	Zuleitung

Dow Jones	08.08.2007 17:02	
dpa-afx	08.08.2007 17:02	
dgap.de	08.08.2007 17:02	
FTD	08.08.2007 17:02	

Europäsiche Medien:

Land	Medium	Zuleitung
Belgien	L'Echo	08.08.2007 17:02
Belgien	De Tijd	08.08.2007 17:02
Belgien	Belga	08.08.2007 17:02
Bulgarien	Pari	08.08.2007 17:02
Bulgarien	econ.bg	08.08.2007 17:02
Bulgarien	BTA	08.08.2007 17:02
Dänemark	Borsen	08.08.2007 17:02
Dänemark	ErhvervsBladet	08.08.2007 17:02
Estland	Postimees	08.08.2007 17:02
Estland	Eesti Ekspress	08.08.2007 17:02
Estland/Lettland/Litauen	BNS	08.08.2007 17:02
Finnland	Kauppalehti Oy	08.08.2007 17:02
Finnland	Helsingin Sanomat	08.08.2007 17:02
Frankreich	Les Echos	08.08.2007 17:02
Frankreich	boursier.com	08.08.2007 17:02
Frankreich	AFP	08.08.2007 17:02
Griechenland	Express	08.08.2007 17:02
Griechenland	Reporter.gr	08.08.2007 17:02

Griechenland	ANA	08.08.2007 17:02
Großbritannien	The Financial Times	08.08.2007 17:02
Großbritannien	FT.com	08.08.2007 17:02
Großbritannien/Irland	Press Association	08.08.2007 17:02
Irland	Irish Independent	08.08.2007 17:02
Irland	The Irish Times	08.08.2007 17:02
Island	Vidskiptabladid	08.08.2007 17:02
Island	mbl.is	08.08.2007 17:02
Italien	Il Sole 24 Ore	08.08.2007 17:02
Italien	AGI	08.08.2007 17:02
Kroatien	Poslovni dnevnik	08.08.2007 17:02
Kroatien	Banka magazine	08.08.2007 17:02
Kroatien	Hina	08.08.2007 17:02
Lettland	Dienas Bizness	08.08.2007 17:02
Lettland	FinanceNet	08.08.2007 17:02
Liechtenstein	Liechtensteiner Volksblatt	08.08.2007 17:02
Liechtenstein	Radio Liechtenstein	08.08.2007 17:02
Litauen	Verslo Zinios	08.08.2007 17:02
Luxemburg	Luxemburger Wort	08.08.2007 17:02
Luxemburg	wort.lu	08.08.2007 17:02
Malta	Independent	08.08.2007 17:02
Malta	The Times of Malta	08.08.2007 17:02
Niederlande	Financieele Dagblad	08.08.2007 17:02
Niederlande	IEX.nl	08.08.2007 17:02

	Niederlande	ANP	08.08.2007 17:02
	Norwegen	aftenposten.no	08.08.2007 17:02
	Norwegen	Aftenposten	08.08.2007 17:02
	Norwegen	NTB	08.08.2007 17:02
	Polen	Gazeta Prawna	08.08.2007 17:02
	Polen	Parkiet	08.08.2007 17:02
	Polen	PAP	08.08.2007 17:02
	Portugal	Expresso	08.08.2007 17:02
	Portugal	Lusa	08.08.2007 17:02
	Portugal	Diario Economico	08.08.2007 17:02
	Rumänien	Capital	08.08.2007 17:02
	Rumänien	Ziarul financiar	08.08.2007 17:02
	Rumänien	Rompres	08.08.2007 17:02
	Schweden	Dagens Industri	08.08.2007 17:02
	Schweden	e24	08.08.2007 17:02
	Schweden	TT	08.08.2007 17:02
	Schweiz	AWP	08.08.2007 17:02
	Schweiz	Finanz und Wirtschaft	08.08.2007 17:02
	Schweiz	finanzinfo.ch	08.08.2007 17:02
	Skandinavien / Baltikum	OMX Group	08.08.2007 17:02
	Slowakei	Hospodarske noviny	08.08.2007 17:02
	Slowakei	oPeniazoch	08.08.2007 17:02
	Slowakei	TASR	08.08.2007 17:02
	Slowenien	Finance	08.08.2007 17:02

	Slowenien	Kapital (not daily)	08.08.2007 17:02
	Slowenien	STA	08.08.2007 17:02
	Spanien	La Gacetta	08.08.2007 17:02
	Spanien	CincoDias	08.08.2007 17:02
	Spanien	EFE	08.08.2007 17:02
	Tschechische Republik	Hospodarske Noviny	08.08.2007 17:02
	Tschechische Republik	hn.ihned.cz	08.08.2007 17:02
	Tschechische Republik	CTK	08.08.2007 17:02
	Ungarn	MTI	08.08.2007 17:02
	Ungarn	magyartokepiac.hu	08.08.2007 17:02
	Ungarn	Magyar Tokepiac	08.08.2007 17:02
	Zypern	xak.com	08.08.2007 17:02
	Zypern	CNA	08.08.2007 17:02
	Zypern	Financial Mirror	08.08.2007 17:02
	Österreich	WirtschaftsBlatt	08.08.2007 17:02
	Österreich	wirtschaftsblatt.at	08.08.2007 17:02
	Österreich	APA	08.08.2007 17:02

FERINO, Petra

RECEIVED

2007 AUG 24 A 2:39

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Von: newsroom@dgap.de
Gesendet: Dienstag, 7. August 2007 17:00
An: FERINO, Petra
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung



EquityStory AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Mitteilung (Englisch)

Verbreitungsnetzwerk

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Director's-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

-

Angaben zum Mitteilungspflichtigen
Name: Winkler
Vorname: Reiner
Firma: MTU Aero Engines Holding AG

Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: MTU Aero Engines Holding AG Namens-Aktien o.N.
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Verkauf
Datum: 03.08.2007
Kurs/Preis: 50,26
Währung: EUR
Stückzahl: 50000,00
Gesamtvolumen: 2513000,00
Ort: Xetra

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 07.08.2007

ID 3022

-

Ende der Mitteilung

Announcement

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.

-

Details of the person subject to the disclosure requirement
Last name: Winkler
First name: Reiner
Company: MTU Aero Engines Holding AG

Position: Member of a managing body

Information about the transaction with duty of notification

Description of the financial instrument: MTU Aero Engines Holding AG Ordinary Shares
ISIN/WKN of the financial instrument: DE000A0D9PT0
Type of transaction: Sale
Date: 03.08.2007
Price: 50.26
Currency: EUR
No. of items: 50000.00
Tot al amount traded: 2513000.00
Place: Xetra

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

End of Directors' Dealings Notification (c) DGAP 07.08.2007

ID 3022

-

End of news

DGAP regulatory service
DGAP regualtory service is a service of DGAP mbH a company of EquityStory AG. EquityStory AG is not liable for inaccuracies or delays in contents or any system failures. EquityStory AG's Standard Terms and Conditions apply. If you want to pass on, save or use the contents of DGAP mbH's services commercially, please contact our news distribution at ph: +49(0)89 210298-33.

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

Verbreitungssystem	Einspeisung
Bloomberg	07.08.2007 16:57
Reuters	07.08.2007 16:57
vwd	07.08.2007 16:57

Auswahl aus dem deutschen Medienbündel:

Medium	Zuleitung
Dow Jones	07.08.2007 16:57
dpa-afx	07.08.2007 16:57
dgap.de	07.08.2007 16:57
FTD	07.08.2007 16:57

Europäsiche Medien:

Land	Medium	Zuleitung

	Belgien	L'Echo	07.08.2007 16:57
	Belgien	De Tijd	07.08.2007 16:57
	Belgien	Belga	07.08.2007 16:57
	Bulgarien	Pari	07.08.2007 16:57
	Bulgarien	econ.bg	07.08.2007 16:57
	Bulgarien	BTA	07.08.2007 16:57
	Dänemark	Borsen	07.08.2007 16:57
	Dänemark	ErhvervsBladet	07.08.2007 16:57
	Estland	Postimees	07.08.2007 16:57
	Estland	Eesti Ekspress	07.08.2007 16:57
	Estland/Lettland/Litauen	BNS	07.08.2007 16:57
	Finnland	Kauppalehti Oy	07.08.2007 16:57
	Finnland	Helsingin Sanomat	07.08.2007 16:57
	Frankreich	Les Echos	07.08.2007 16:57
	Frankreich	boursier.com	07.08.2007 16:57
	Frankreich	AFP	07.08.2007 16:57
	Griechenland	Express	07.08.2007 16:57
	Griechenland	Reporter.gr	07.08.2007 16:57
	Griechenland	ANA	07.08.2007 16:57
	Großbritannien	The Financial Times	07.08.2007 16:57
	Großbritannien	FT.com	07.08.2007 16:57
	Großbritannien/Irland	Press Association	07.08.2007 16:57
	Irland	Irish Independent	07.08.2007 16:57
	Irland	The Irish Times	07.08.2007 16:57

Island	Vidskiptabladid	07.08.2007 16:57
Island	mbl.is	07.08.2007 16:57
Italien	Il Sole 24 Ore	07.08.2007 16:57
Italien	AGI	07.08.2007 16:57
Kroatien	Poslovni dnevnik	07.08.2007 16:57
Kroatien	Banka magazine	07.08.2007 16:57
Kroatien	Hina	07.08.2007 16:57
Lettland	Dienas Bizness	07.08.2007 16:57
Lettland	FinanceNet	07.08.2007 16:57
Liechtenstein	Liechtensteiner Volksblatt	07.08.2007 16:57
Liechtenstein	Radio Liechtenstein	07.08.2007 16:57
Litauen	Verslo Zinios	07.08.2007 16:57
Luxemburg	Luxemburger Wort	07.08.2007 16:57
Luxemburg	wort.lu	07.08.2007 16:57
Malta	Independent	07.08.2007 16:57
Malta	The Times of Malta	07.08.2007 16:57
Niederlande	Financieele Dagblad	07.08.2007 16:57
Niederlande	IEX.nl	07.08.2007 16:57
Niederlande	ANP	07.08.2007 16:57
Norwegen	aftenposten.no	07.08.2007 16:57
Norwegen	Aftenposten	07.08.2007 16:57
Norwegen	NTB	07.08.2007 16:57
Polen	Gazeta Prawna	07.08.2007 16:57
Polen	Parkiet	07.08.2007 16:57

	Polen	PAP	07.08.2007 16:57
	Portugal	Expresso	07.08.2007 16:57
	Portugal	Lusa	07.08.2007 16:57
	Portugal	Diario Economico	07.08.2007 16:57
	Rumänien	Capital	07.08.2007 16:57
	Rumänien	Ziarul financiar	07.08.2007 16:57
	Rumänien	Rompres	07.08.2007 16:57
	Schweden	Dagens Industri	07.08.2007 16:57
	Schweden	e24	07.08.2007 16:57
	Schweden	TT	07.08.2007 16:57
	Schweiz	AWP	07.08.2007 16:57
	Schweiz	Finanz und Wirtschaft	07.08.2007 16:57
	Schweiz	finanzinfo.ch	07.08.2007 16:57
	Skandinavien / Baltikum	OMX Group	07.08.2007 16:57
	Slowakei	Hospodarske noviny	07.08.2007 16:57
	Slowakei	oPeniazoch	07.08.2007 16:57
	Slowakei	TASR	07.08.2007 16:57
	Slowenien	Finance	07.08.2007 16:57
	Slowenien	Kapital (not daily)	07.08.2007 16:57
	Slowenien	STA	07.08.2007 16:57
	Spanien	La Gacetta	07.08.2007 16:57
	Spanien	CincoDias	07.08.2007 16:57
	Spanien	EFE	07.08.2007 16:57
	Tschechische Republik	Hospodarske Noviny	07.08.2007 16:57

	Tschechische Republik	hn.ihned.cz	07.08.2007 16:57
	Tschechische Republik	CTK	07.08.2007 16:57
	Ungarn	MTI	07.08.2007 16:57
	Ungarn	magyartokepiac.hu	07.08.2007 16:57
	Ungarn	Magyar Tokepiac	07.08.2007 16:57
	Zypern	xak.com	07.08.2007 16:57
	Zypern	CNA	07.08.2007 16:57
	Zypern	Financial Mirror	07.08.2007 16:57
	Österreich	WirtschaftsBlatt	07.08.2007 16:57
	Österreich	wirtschaftsblatt.at	07.08.2007 16:57
	Österreich	APA	07.08.2007 16:57

FERINO, Petra

Von: newsroom@dgap.de

Gesendet: Freitag, 3. August 2007 18:08

An: FERINO, Petra

Betreff: Bestaetigung ueber die Veröffentlichung einer Kapitalmarktmitteilung gemäß§ 26 WpHG, § 21 WpHG Abs. 1


EquityStory AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Kapitalmarktmitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Stimmrechtsmitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Mitteilung (Englisch)

Verbreitungsnetzwerk

Mitteilung

DGAP Stimmrechtsmitteilung: MTU Aero Engines Holding AG
Veröffentlichung einer Mitteilung nach § 21 Abs. 1 WpHG (Aktie)

MTU Aero Engines Holding AG: Veröffentlichung gemäß § 26 Abs. 1 WpHG mit dem Ziel der europaweiten Verbreitung

03.08.2007
Veröffentlichung einer Stimmrechtsmitteilung übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Die JPMorgan Asset Management UK Limited, London, United Kingdom, hat uns gemäß § 21 Abs. 1 WpHG am 02.08.2007 mitgeteilt, dass ihr Stimmrechtsanteil an der MTU Aero Engines Holding AG, München, Deutschland, ISIN: DE000A0D9PT0, WKN: A0D9PT, am 31.07.2007 durch Aktien die Schwelle von 3 % der Stimmrechte unterschritten hat und nunmehr 2,92 % (das entspricht

1608426 Stimmrechten) beträgt. Die Stimmrechte werden der JPMorgan Asset Management UK Limited gemäß § 22 Abs. 1 Satz 1 No. 6 WpHG zugerechnet.

Ende der Stimmrechtsmitteilung   DGAP Meldepflichten-Service

-

Sprache: Deutsch
Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
Internet: www.mtu.de

-

Ende der Mitteilung   DGAP Meldepflichten-Service

DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

-

Ende der Mitteilung

DGAP Meldepflichten-Service
DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

Announcement

DGAP Voting Rights announcement: MTU Aero Engines Holding AG
Release of an announcement according to Article 21 of the WpHG [the German Securities Trading Act] (share)

MTU Aero Engines Holding AG: Release according to Article 26, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

03.08.2007
Release of a Voting Rights announcement transmitted by DGAP - a company of EquityStory AG. The issuer is solely responsible for the content of this announcement.

On August 02, 2007, JPMorgan Asset Management UK Limited, London, United Kingdom, has informed us according to § 21 para 1 of the WpHG that via shares its Voting Rights on MTU Aero Engines Holding AG, München, Deutschland, ISIN: DE000A0D9PT0, WKN: A0D9PT, have fallen below the 3% limit of the Voting Rights on July 31, 2007 and now amounts to 2.92% (this corresponds to 1608426 Voting Rights). All Voting Rights are attributed to JPMorgan Asset Management UK Limited according to § 22 para 1 sentence 1 no. 6 WpHG.

End of Voting Rights announcement   DGAP regulatory service

-

Language: English
Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
Internet: www.mtu.de

-

End of news   DGAP regulatory service

DGAP regulatory service is a service of DGAP mbH a company of EquityStory AG. EquityStory AG

is not liable for inaccuracies or delays in contents or any system failures. EquityStory AG's Standard Terms and Conditions apply. If you want to pass on, save or use the contents of DGAP mbH's services commercially, please contact our news distribution at ph. +49-89-210298-33.

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End of news

DGAP regulatory service
DGAP regualtory service is a service of DGAP mbH a company of EquityStory AG. EquityStory AG is not liable for inaccuracies or delays in contents or any system failures. EquityStory AG´s Standard Terms and Conditions apply. If you want to pass on, save or use the contents of DGAP mbH´s services commercially, please contact our news distribution at ph: +49(0)89 210298-33.

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

	Verbreitungssystem	Einspeisung
	Bloomberg	03.08.2007 18:06
	Reuters	03.08.2007 18:06
vwd:	vwd	03.08.2007 18:06

Auswahl aus dem deutschen Medienbündel:

	Medium	Zuleitung
	Dow Jones	03.08.2007 18:06
	dpa-afx	03.08.2007 18:06
	dgap.de	03.08.2007 18:06
	FTD	03.08.2007 18:06

Europäsiche Medien:

	Land	Medium	Zuleitung
	Belgien	L'Echo	03.08.2007 18:06
	Belgien	De Tijd	03.08.2007 18:06
	Belgien	Belga	03.08.2007 18:06

Bulgarien	Pari	03.08.2007 18:06
Bulgarien	econ.bg	03.08.2007 18:06
Bulgarien	BTA	03.08.2007 18:06
Dänemark	Borsen	03.08.2007 18:06
Dänemark	ErhvervsBladet	03.08.2007 18:06
Estland	Postimees	03.08.2007 18:06
Estland	Eesti Ekspress	03.08.2007 18:06
Estland/Lettland/Litauen	BNS	03.08.2007 18:06
Finnland	Kauppalehti Oy	03.08.2007 18:06
Finnland	Helsingin Sanomat	03.08.2007 18:06
Frankreich	Les Echos	03.08.2007 18:06
Frankreich	boursier.com	03.08.2007 18:06
Frankreich	AFP	03.08.2007 18:06
Griechenland	Express	03.08.2007 18:06
Griechenland	Reporter.gr	03.08.2007 18:06
Griechenland	ANA	03.08.2007 18:06
Großbritannien	The Financial Times	03.08.2007 18:06
Großbritannien	FT.com	03.08.2007 18:06
Großbritannien/Irland	Press Association	03.08.2007 18:06
Irland	Irish Independent	03.08.2007 18:06
Irland	The Irish Times	03.08.2007 18:06
Island	Vidskiptabladid	03.08.2007 18:06
Island	mbl.is	03.08.2007 18:06
Italien	Il Sole 24 Ore	03.08.2007 18:06

	Italien	AGI	03.08.2007 18:06
	Kroatien	Poslovni dnevnik	03.08.2007 18:06
	Kroatien	Banka magazine	03.08.2007 18:06
	Kroatien	Hina	03.08.2007 18:06
	Lettland	Dienas Bizness	03.08.2007 18:06
	Lettland	FinanceNet	03.08.2007 18:06
	Liechtenstein	Liechtensteiner Volksblatt	03.08.2007 18:06
	Liechtenstein	Radio Liechtenstein	03.08.2007 18:06
	Litauen	Verslo Zinios	03.08.2007 18:06
	Luxemburg	Luxemburger Wort	03.08.2007 18:06
	Luxemburg	wort.lu	03.08.2007 18:06
	Malta	Independent	03.08.2007 18:06
	Malta	The Times of Malta	03.08.2007 18:06
	Niederlande	Financieele Dagblad	03.08.2007 18:06
	Niederlande	IEX.nl	03.08.2007 18:06
	Niederlande	ANP	03.08.2007 18:06
	Norwegen	aftenposten.no	03.08.2007 18:06
	Norwegen	Aftenposten	03.08.2007 18:06
	Norwegen	NTB	03.08.2007 18:06
	Polen	Gazeta Prawna	03.08.2007 18:06
	Polen	Parkiet	03.08.2007 18:06
	Polen	PAP	03.08.2007 18:06
	Portugal	Expresso	03.08.2007 18:06
	Portugal	Lusa	03.08.2007 18:06

Portugal	Diario Economico	03.08.2007 18:06
Rumänien	Capital	03.08.2007 18:06
Rumänien	Ziarul financiar	03.08.2007 18:06
Rumänien	Rompres	03.08.2007 18:06
Schweden	Dagens Industri	03.08.2007 18:06
Schweden	e24	03.08.2007 18:06
Schweden	TT	03.08.2007 18:06
Schweiz	AWP	03.08.2007 18:06
Schweiz	Finanz und Wirtschaft	03.08.2007 18:06
Schweiz	finanzinfo.ch	03.08.2007 18:06
Skandinavien / Baltikum	OMX Group	03.08.2007 18:06
Slowakei	Hospodarske noviny	03.08.2007 18:06
Slowakei	oPeniazoch	03.08.2007 18:06
Slowakei	TASR	03.08.2007 18:06
Slowenien	Finance	03.08.2007 18:06
Slowenien	Kapital (not daily)	03.08.2007 18:06
Slowenien	STA	03.08.2007 18:06
Spanien	La Gacetta	03.08.2007 18:06
Spanien	CincoDias	03.08.2007 18:06
Spanien	EFE	03.08.2007 18:06
Tschechische Republik	Hospodarske Noviny	03.08.2007 18:06
Tschechische Republik	hn.ihned.cz	03.08.2007 18:06
Tschechische Republik	CTK	03.08.2007 18:06
Ungarn	MTI	03.08.2007 18:06

Ungarn	magyartokepiac.hu	03.08.2007 18:06
Ungarn	Magyar Tokepiac	03.08.2007 18:06
Zypern	xak.com	03.08.2007 18:06
Zypern	CNA	03.08.2007 18:06
Zypern	Financial Mirror	03.08.2007 18:06
Österreich	WirtschaftsBlatt	03.08.2007 18:06
Österreich	wirtschaftsblatt.at	03.08.2007 18:06
Österreich	APA	03.08.2007 18:06

FERINO, Petra

Von: newsroom@dgap.de
Gesendet: Dienstag, 14. August 2007 16:25
An: FERINO, Petra
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung

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Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Verbreitungsnetzwerk

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Directors'-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

-

Angaben zum Mitteilungspflichtigen
Firma: Udo Stark Vermögensverwaltungs KG c/o MTU Aero Engines Holding AG

Person mit Führungsaufgabe welche die Mitteilungspflicht der juristischen Person auslöst
Angaben zur Person mit Führungsaufgaben
Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: MTU Aero Engines Holding AG Namensaktien o.N.
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Verkauf
Datum: 09.08.2007
Kurs/Preis: 48,9866
Währung: EUR
Stückzahl: 3773,00
Gesamtvolumen: 184826,44
Ort: außerb örslich

Zu veröffentlichende Erläuterung:

Es handelt sich um die Ausführung einer der wöchentlichen Tranchen des mit DGAP-Meldung vom 19.6.2007 veröffentlichten bedingten Verkaufs vom 14.6.2007.

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 14.08.2007

ID 3129

-

Ende der Mitteilung

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

Verbreitungssystem	Einspeisung
Bloomberg	14.08.2007 16:23
Reuters	14.08.2007 16:23
vwd	14.08.2007 16:23

Auswahl aus dem deutschen Medienbündel:

Medium	Zuleitung

Dow Jones	14.08.2007 16:23
dpa-afx	14.08.2007 16:23
dgap.de	14.08.2007 16:23
FTD	14.08.2007 16:23

Europäsiche Medien:

Land	Medium	Zuleitung
Belgien	L'Echo	14.08.2007 16:23
Belgien	De Tijd	14.08.2007 16:23
Belgien	Belga	14.08.2007 16:23
Bulgarien	Pari	14.08.2007 16:23
Bulgarien	econ.bg	14.08.2007 16:23
Bulgarien	BTA	14.08.2007 16:23
Dänemark	Borsen	14.08.2007 16:23
Dänemark	ErhvervsBladet	14.08.2007 16:23
Estland	Postimees	14.08.2007 16:23
Estland	Eesti Ekspress	14.08.2007 16:23
Estland/Lettland/Litauen	BNS	14.08.2007 16:23
Finnland	Kauppalehti Oy	14.08.2007 16:23
Finnland	Helsingin Sanomat	14.08.2007 16:23
Frankreich	Les Echos	14.08.2007 16:23
Frankreich	boursier.com	14.08.2007 16:23
Frankreich	AFP	14.08.2007 16:23
Griechenland	Express	14.08.2007 16:23
Griechenland	Reporter.gr	14.08.2007 16:23

Griechenland	ANA	14.08.2007 16:23
Großbritannien	The Financial Times	14.08.2007 16:23
Großbritannien	FT.com	14.08.2007 16:23
Großbritannien/Irland	Press Association	14.08.2007 16:23
Irland	Irish Independent	14.08.2007 16:23
Irland	The Irish Times	14.08.2007 16:23
Island	Vidskiptabladid	14.08.2007 16:23
Island	mbl.is	14.08.2007 16:23
Italien	Il Sole 24 Ore	14.08.2007 16:23
Italien	AGI	14.08.2007 16:23
Kroatien	Poslovni dnevnik	14.08.2007 16:23
Kroatien	Banka magazine	14.08.2007 16:23
Kroatien	Hina	14.08.2007 16:23
Lettland	Dienas Bizness	14.08.2007 16:23
Lettland	FinanceNet	14.08.2007 16:23
Liechtenstein	Liechtensteiner Volksblatt	14.08.2007 16:23
Liechtenstein	Radio Liechtenstein	14.08.2007 16:23
Litauen	Verslo Zinios	14.08.2007 16:23
Luxemburg	Luxemburger Wort	14.08.2007 16:23
Luxemburg	wort.lu	14.08.2007 16:23
Malta	Independent	14.08.2007 16:23
Malta	The Times of Malta	14.08.2007 16:23
Niederlande	Financieele Dagblad	14.08.2007 16:23
Niederlande	IEX.nl	14.08.2007 16:23

Niederlande	ANP	14.08.2007 16:23
Norwegen	aftenposten.no	14.08.2007 16:23
Norwegen	Aftenposten	14.08.2007 16:23
Norwegen	NTB	14.08.2007 16:23
Polen	Gazeta Prawna	14.08.2007 16:23
Polen	Parkiet	14.08.2007 16:23
Polen	PAP	14.08.2007 16:23
Portugal	Expresso	14.08.2007 16:23
Portugal	Lusa	14.08.2007 16:23
Portugal	Diario Economico	14.08.2007 16:23
Rumänien	Capital	14.08.2007 16:23
Rumänien	Ziarul financiar	14.08.2007 16:23
Rumänien	Rompres	14.08.2007 16:23
Schweden	Dagens Industri	14.08.2007 16:23
Schweden	e24	14.08.2007 16:23
Schweden	TT	14.08.2007 16:23
Schweiz	AWP	14.08.2007 16:23
Schweiz	Finanz und Wirtschaft	14.08.2007 16:23
Schweiz	finanzinfo.ch	14.08.2007 16:23
Skandinavien / Baltikum	OMX Group	14.08.2007 16:23
Slowakei	Hospodarske noviny	14.08.2007 16:23
Slowakei	oPeniazoch	14.08.2007 16:23
Slowakei	TASR	14.08.2007 16:23
Slowenien	Finance	14.08.2007 16:23

Slowenien	Kapital (not daily)	14.08.2007 16:23
Slowenien	STA	14.08.2007 16:23
Spanien	La Gacetta	14.08.2007 16:23
Spanien	CincoDias	14.08.2007 16:23
Spanien	EFE	14.08.2007 16:23
Tschechische Republik	Hospodarske Noviny	14.08.2007 16:23
Tschechische Republik	hn.ihned.cz	14.08.2007 16:23
Tschechische Republik	CTK	14.08.2007 16:23
Ungarn	MTI	14.08.2007 16:23
Ungarn	magyartokepiac.hu	14.08.2007 16:23
Ungarn	Magyar Tokepiac	14.08.2007 16:23
Zypern	xak.com	14.08.2007 16:23
Zypern	CNA	14.08.2007 16:23
Zypern	Financial Mirror	14.08.2007 16:23
Österreich	WirtschaftsBlatt	14.08.2007 16:23
Österreich	wirtschaftsblatt.at	14.08.2007 16:23
Österreich	APA	14.08.2007 16:23

Von: newsroom@dgap.de

Gesendet: Freitag, 17. August 2007 16:14

An: FERINO, Petra

Betreff: Bestaetigung ueber die Veröffentlichung einer Kapitalmarktmitteilung gemäß§ 26 WpHG, § 26 Abs. 1 Satz 2


EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Kapitalmarktmitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Stimmrechtsmitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Verbreitungsnetzwerk

Mitteilung

DGAP Stimmrechtsmitteilung: MTU Aero Engines Holding AG
Veröffentlichung einer Erklärung nach § 26 Abs. 1 Satz 2 WpHG (Eigene Aktien)

MTU Aero Engines Holding AG: Veröffentlichung gemäß § 26 Abs. 1 Satz 2 WpHG mit dem Ziel der europaweiten Verbreitung

17.08.2007
Veröffentlichung einer Stimmrechtsmitteilung übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Hiermit teilt die MTU Aero Engines Holding AG, ISIN DE000A0D9PT0, gem. §§ 21 Abs. 1 Satz 1, 26 Abs. 1 Satz 2 WpHG mit, dass sie am 14.8.2007 die Schwelle von 5 % an ihren eigenen Aktien überschritten hat und nunmehr 5,05798 % (entspricht 2.781.891 Stimmrechten) eigene Aktien hält. Die Schwelle von 3 % war bereits bei Inkrafttreten des Transparenzrichtlinie-Umsetzungsgesetzes überschritten.

Ende der Stimmrechtsmitteilung DGAP Meldepflichten-Service

-

Sprache:	Deutsch
Emittent:	MTU Aero Engines Holding AG Dachauer Straße 665 80995 München Deutschland
Internet:	www.mtu.de

-

Ende der Mitteilung DGAP Meldepflichten-Service

-

Ende der Mitteilung

DGAP Meldepflichten-Service
DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

Verbreitungssystem	Einspeisung
Bloomberg	17.08.2007 16:12
Reuters	17.08.2007 16:12
vwd	17.08.2007 16:12

Auswahl aus dem deutschen Medienbündel:

Medium	Zuleitung
Dow Jones	17.08.2007 16:12
dpa-afx	17.08.2007 16:12
dgap.de	17.08.2007 16:12
FTD	17.08.2007 16:12

Europäsiche Medien:

Land	Medium	Zuleitung
Belgien	L'Echo	17.08.2007 16:12
Belgien	De Tijd	17.08.2007 16:12
Belgien	Belga	17.08.2007 16:12
Bulgarien	Pari	17.08.2007 16:12
Bulgarien	econ.bg	17.08.2007 16:12
Bulgarien	BTA	17.08.2007 16:12
Dänemark	Borsen	17.08.2007 16:12
Dänemark	ErhvervsBladet	17.08.2007 16:12
Estland	Postimees	17.08.2007 16:12
Estland	Eesti Ekspress	17.08.2007 16:12
Estland/Lettland/Litauen	BNS	17.08.2007 16:12
Finnland	Kauppalehti Oy	17.08.2007 16:12
Finnland	Helsingin Sanomat	17.08.2007 16:12
Frankreich	Les Echos	17.08.2007 16:12
Frankreich	boursier.com	17.08.2007 16:12
Frankreich	AFP	17.08.2007 16:12
Griechenland	Express	17.08.2007 16:12
Griechenland	Reporter.gr	17.08.2007 16:12
Griechenland	ANA	17.08.2007 16:12
Großbritannien	The Financial Times	17.08.2007 16:12
Großbritannien	FT.com	17.08.2007 16:12
Großbritannien/Irland	Press Association	17.08.2007 16:12

Irland	Irish Independent	17.08.2007 16:12
Irland	The Irish Times	17.08.2007 16:12
Island	Vidskiptabladid	17.08.2007 16:12
Island	mbl.is	17.08.2007 16:12
Italien	Il Sole 24 Ore	17.08.2007 16:12
Italien	AGI	17.08.2007 16:12
Kroatien	Poslovni dnevnik	17.08.2007 16:12
Kroatien	Banka magazine	17.08.2007 16:12
Kroatien	Hina	17.08.2007 16:12
Lettland	Dienas Bizness	17.08.2007 16:12
Lettland	FinanceNet	17.08.2007 16:12
Liechtenstein	Liechtensteiner Volksblatt	17.08.2007 16:12
Liechtenstein	Radio Liechtenstein	17.08.2007 16:12
Litauen	Verslo Zinios	17.08.2007 16:12
Luxemburg	Luxemburger Wort	17.08.2007 16:12
Luxemburg	wort.lu	17.08.2007 16:12
Malta	Independent	17.08.2007 16:12
Malta	The Times of Malta	17.08.2007 16:12
Niederlande	Financieele Dagblad	17.08.2007 16:12
Niederlande	IEX.nl	17.08.2007 16:12
Niederlande	ANP	17.08.2007 16:12
Norwegen	aftenposten.no	17.08.2007 16:12
Norwegen	Aftenposten	17.08.2007 16:12
Norwegen	NTB	17.08.2007 16:12

Polen	Gazeta Prawna	17.08.2007 16:12
Polen	Parkiet	17.08.2007 16:12
Polen	PAP	17.08.2007 16:12
Portugal	Expresso	17.08.2007 16:12
Portugal	Lusa	17.08.2007 16:12
Portugal	Diario Economico	17.08.2007 16:12
Rumänien	Capital	17.08.2007 16:12
Rumänien	Ziarul financiar	17.08.2007 16:12
Rumänien	Rompres	17.08.2007 16:12
Schweden	Dagens Industri	17.08.2007 16:12
Schweden	e24	17.08.2007 16:12
Schweden	TT	17.08.2007 16:12
Schweiz	AWP	17.08.2007 16:12
Schweiz	Finanz und Wirtschaft	17.08.2007 16:12
Schweiz	finanzinfo.ch	17.08.2007 16:12
Skandinavien / Baltikum	OMX Group	17.08.2007 16:12
Slowakei	Hospodarske noviny	17.08.2007 16:12
Slowakei	oPeniazoch	17.08.2007 16:12
Slowakei	TASR	17.08.2007 16:12
Slowenien	Finance	17.08.2007 16:12
Slowenien	Kapital (not daily)	17.08.2007 16:12
Slowenien	STA	17.08.2007 16:12
Spanien	La Gacetta	17.08.2007 16:12
Spanien	CincoDias	17.08.2007 16:12

Spanien	EFE	17.08.2007 16:12
Tschechische Republik	Hospodarske Noviny	17.08.2007 16:12
Tschechische Republik	hn.ihned.cz	17.08.2007 16:12
Tschechische Republik	CTK	17.08.2007 16:12
Ungarn	MTI	17.08.2007 16:12
Ungarn	magyartokepiac.hu	17.08.2007 16:12
Ungarn	Magyar Tokepiac	17.08.2007 16:12
Zypern	xak.com	17.08.2007 16:12
Zypern	CNA	17.08.2007 16:12
Zypern	Financial Mirror	17.08.2007 16:12
Österreich	WirtschaftsBlatt	17.08.2007 16:12
Österreich	wirtschaftsblatt.at	17.08.2007 16:12
Österreich	APA	17.08.2007 16:12

DGAP-News : MTU Aero Engines Holding AG: MTU Aero Engines kauft rund 1 Million weitere eigene Aktien zurück

MTU Aero Engines Holding AG / Aktienrückkauf

Veröffentlichung einer Corporate News, übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent / Herausgeber verantwortlic

---

München, 20. August 2007 - Die MTU Aero Engines wird innerhalb der nächste sechs Monate rund eine Million weitere eigene Aktien zurückkaufen. Dies ha der Vorstand des Unternehmens entschieden, nachdem die MTU in der vergangenen Woche die Schwelle des Besitzes von 5 Prozent an ihren eigenen Aktien überschritten hatte (Pflichtmitteilung vom 17. August 2007). Damit hat das Unternehmen seit Juni 2006 rund 2,8 Millionen Aktien zurückgekauft

Der Kauf der Aktien soll sukzessive und marktschonend erfolgen. Die Aktien sind im Wesentlichen zur Bedienung der Wandelschuldverschreibung in Höhe von 180 Millionen Euro vorgesehen, die die MTU im Januar 2007 begeben hat. Hierfür benötigt die Gesellschaft bis zu 3,64 Millionen Aktien.

Die MTU Aero Engines ist Deutschlands führender Triebwerkshersteller und zählt zu den Großen der Branche. Mit ihren Tochterunternehmen ist sie in allen wichtigen Märkten und Regionen vertreten. Das Unternehmen ist weltweit der größte unabhängige Dienstleister für die Instandhaltung ziviler Triebwerke. Im militärischen Bereich ist die MTU der Systempartner für fast alle Luftfahrtantriebe der Bundeswehr und wichtiger Partner bedeutender militärischer Triebwerksprogramme in Europa. Technologisch ist das Unternehmen spitze: Führend ist die MTU bei Hochdruckverdichtern, Niederdruckturbinen, Triebwerksregelungen sowie Herstell- und Reparaturverfahren.

Ansprechpartner für Medienvertreter:
Eckhard Zanger
Leiter Unternehmenskommunikation und Investor Relations
Tel.: + 49 89 14 89-91 13
Fax: + 49 89 14 89-21 72

Ansprechparter für Investoren und Analysten:
Tatiana Villalobos-Baum
Investor Relations
Tel.: + 49 89 14 89-35 23
Fax: + 49 89 14 89-96 0 92

DGAP 20.08.2007

Sprache:	Deutsch
Emittent:	MTU Aero Engines Holding AG Dachauer Straße 665 80995 München Deutschland
Telefon:	+49 (0)89 14 89-8313
Fax:	+49 (0)89 14 89-95062
E-mail:	Inka.Koljonen@muc.mtu.de
Internet:	www.mtu.de
ISIN:	DE000A0D9PT0
WKN:	A0D9PT
Indizes:	MDAX
Börsen:	Amtlicher Markt in Frankfurt (Prime Standard); Freiverkehr i

Berlin, Düsseldorf, Hamburg, München, Stuttgart

Ende der Mitteilung DGAP News-Service

DGAP-Meldepflichten

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